YM BIOSCIENCES REPORTS SECOND QUARTER 2008 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - February 7, 2008 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for the second quarter of fiscal 2008, ended December 31, 2007.

“Highlighting the second quarter, we completed enrollment in our Phase II colorectal cancer study combining nimotuzumab with irinotecan which concluded at 59 patients. We look forward to reporting data from this trial in the coming quarter,” said David Allan, Chairman and CEO of YM BioSciences. “Beyond our direct efforts to develop nimotuzumab for North America, our EGFR-targeting antibody is in a number of advanced clinical trials in a coordinated effort by YM and its licensees globally to extend the number of indications in which nimotuzumab has the prospect of being best-in-class.”

Nimotuzumab:
Nimotuzumab, is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). The drug has principally been developed to date within radiation-containing regimens in which it has demonstrated significant efficacy without the serious side-effects of the other drugs in its class. While the FDA recently required a competing anti-EGFR antibody to carry a label warning that serious reactions could occur when it is administered with radiation, to date nimotuzumab has not produced any of these serious adverse events. Nimotuzumab together with radiation has been approved in India and other jurisdictions in certain indications and additional trials have explored the utility of this combination therapy in pediatric glioma, adult glioma and non-small-cell lung cancer. As well, studies investigating the prospects of a broadened approach into chemotherapeutic applications are being conducted in colorectal and pancreatic cancers. During the second quarter of fiscal 2008:

•	YM’s licensee in Japan, Daiichi-Sankyo Co., Ltd., advised that it had completed its safety trial with nimotuzumab, permitting it to proceed to more advanced trials in 2008.
•
The Department of Medical Oncology, Kinki University School of Medicine (Osaka, Japan) reported data on the synergistic cytotoxic effect of nimotuzumab plus radiation on EGFR-expressing cancer cells and the inhibition of ligand-dependant downstream signaling.

•
YM’s licensee in Europe, Oncoscience AG, expanded enrollment in both its Phase III randomized trial in adult glioma and its Phase IIb/IIIa randomized trial in patients with advanced pancreatic cancer. These studies are designed to be supportive of registration.

•	YM received clearance from Health Canada to extend the European Phase IIb/IIIa pancreatic cancer study into Canada.
•	YM completed enrollment of its Phase II colorectal cancer study combining nimotuzumab with irinotecan in 59 patients. Data are expected to be reported in the first half of calendar 2008.

In addition, data from the fully recruited Phase III trial conducted by Oncoscience in Europe in children with inoperable brain cancer, if positive, are expected to be submitted to the EMEA for marketing approval in 2008, building on a submission based on earlier stage data that Oncoscience made to EMEA in late 2007.

AeroLEF™:
AeroLEF™ is a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. AeroLEF™ uniquely permits patients to identify and select the appropriate dose in real-time for each pain episode to achieve both rapid onset and extended duration of analgesia.

YM received clearance from the U.S. Food and Drug Administration (FDA) in 2007 to initiate a Phase II Acute Pain Study (AP5) of AeroLEF™ in the US in opioid-tolerant or opioid-naïve patients. Subsequent to the end of the current fiscal quarter, YM received a letter from the FDA informing the Company that the Phase II study, upon re-review of data submitted for the IND application, was placed on clinical hold. The FDA has requested additional safety information on specific patients in previous clinical studies. The additional requested data is limited to a group of patients that experienced oxygen desaturation, an effect common to a class of opioids including fentanyl. None of the patients of interest in the prior studies had required pharmacological intervention for the events. The Company is conducting a subgroup analysis on these patients for submission to the FDA in support of the resolution of the matter. To date, no patients have been dosed in the US AP5 study and there are no other clinical trials involving AeroLEF™ currently ongoing. The Company is confident it can provide the information that the FDA has requested in a timely manner.

Also subsequent to the end of the current quarter, YM reported that it held its scheduled End-of-Phase 2 (EoP2) meeting with the FDA as planned to discuss the designs of Phase III trials.

Financial Results (CDN dollars)
Total revenue for the second quarter of fiscal 2008, ended December 31, 2007 was $1.9 million compared with $2.0 million for the second quarter of fiscal 2007, ended December 31, 2006. Total revenue for the first six months of fiscal 2008 was $3.7 million compared with $3.8 million for the first six months of fiscal 2007. Revenue from out-licensing was $1.2 million for second quarter of fiscal 2008 compared with $1.2 million for the second quarter of fiscal 2007. Interest income for the second quarter of fiscal 2008 was $0.7 million compared with $0.8 million for the second quarter of fiscal 2007.

Total operating expenditures for the second quarter of fiscal 2008 were $6.3 million compared to $10.4 million for the second quarter of fiscal 2007. Total operating expenditures for the first six months of fiscal 2008 were $11.9 million compared with $20.2 million for the first six months of fiscal 2007. General and administrative expenses were $2.1 million for the second quarter of fiscal 2008 compared with $2.0 million for the second quarter of fiscal 2007. Licensing and product development expenses decreased to $4.2 million for the second quarter of fiscal 2008 compared to $8.5 million for the second quarter of fiscal 2007. The change is mainly the result of reduced development activity for tesmilifene, for which a Phase III trial was terminated in January 2007, and reduced clinical development costs for nimotuzumab and AeroLEF™, for both of which certain trials have finished and others are just starting up.

Net loss for the second quarter of fiscal 2008 was $4.5 million ($0.08 per share) compared to $8.4 million ($0.15 per share) for the same period last year. Net loss for the first six months of fiscal 2008 was $8.1 million ($0.15 per share) compared to $18.1 million ($0.32 per share) for the same period last year.

As at December 31, 2007 the Company had cash and cash equivalents and short-term deposits totaling $65.9 million and payables and accrued liabilities totaling $2.2 million compared to $75.6 million and $3.3 million respectively at June 30, 2007.

As at December 31, 2007 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares are held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc., 5,799,765 warrants, and 6,117,245 options.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEFÔ, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEFÔ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC                                         James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931                                                                   Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com                                                  Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500

 Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	June 30,
	2007	2007
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$11,519,666	$5,847,351
Short-term deposits	54,374,575	69,724,438
Accounts receivable	893,868	370,011
Prepaid expenses	233,683	347,010
	67,021,792	76,288,810
Capital assets	166,251	325,040
Intangible assets	4,595,679	5,125,950
	$71,783,722	$81,739,800
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$618,030	$1,169,211
Accrued liabilities	1,582,535	2,103,755
Deferred revenue	4,623,340	4,702,132
	6,823,905	7,975,098
Deferred revenue	6,725,925	8,929,900
Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	4,553,308	4,553,308
Contributed surplus	7,160,369	5,657,082
Deficit accumulated during the development stage	(126,400,938)	(118,296,741)
	58,233,892	64,834,802
Basis of presentation
Commitments
	$71,783,722	$81,739,800

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)

Out-licensing revenue	$1,155,833	$1,196,126	$2,282,766	$2,056,824	$8,589,811
Interest income	727,242	801,673	1,417,634	1,696,385	9,547,023
	1,883,075	1,997,799	3,700,400	3,753,209	18,136,834
Expenses:
General and administrative	2,075,506	1,950,975	4,109,516	3,831,865	40,196,051
Licensing and product development	4,220,627	8,466,106	7,765,486	16,330,971	98,561,869
Impairment	–	–	–	–	1,829,538
	6,296,133	10,417,081	11,875,002	20,162,836	140,587,458
Loss before the undernoted	(4,413,058)	(8,419,282)	(8,174,602)	(16,409,627)	(122,450,624)
Gain (loss) on foreign exchange	(29,773)	112,891	14,132	27,074	(349,050)
Gain on short-term deposits	33,086	–	126,416	–	126,416
Loss on marketable securities	–	–	–	–	(1,191,329)
Loss on disposal of capital assets	(70,143)	–	(70,143)	–	(70,143)
Loss before income taxes	(4,479,888)	(8,306,391)	(8,104,197)	(16,382,553)	(123,934,730)
Income taxes	–	46,080	–	1,668,775	1,676,075
Loss and comprehensive loss for the period	$(4,479,888)	$(8,352,471)	$(8,104,197)	$(18,051,328)	$(125,610,805)
Basic and diluted loss per common share	$(0.08)	$(0.15)	$(0.15)	$(0.32)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,835,356	55,782,023	55,835,356	55,782,009

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

									Period from
									inception on
									August 17,
	Three months ended				Six months ended				1994 to
	December 31,				December 31,				December 31,
	2007		2006		2007		2006		2007
	(Unaudited)				(Unaudited)				(Unaudited)

Deficit accumulated during the development stage, beginning of period	$(121,921,050	) $	(96,265,358	) $	(118,296,741	) $	(86,566,501	) $	–
Cost of purchasing shares for cancellation in excess of book value	–		–		–		–		(790,133)
Loss for the period	(4,479,888)		(8,352,471)		(8,104,197)		(18,051,328)		(125,610,805)
Deficit accumulated during the development stage,end of period	$(126,400,938	) $	(104,617,829	) $	(126,400,938	) $	(104,617,829	) $	(126,400,938)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(4,479,888)	$(8,352,471)	$(8,104,197)	$(18,051,328)	$(125,610,805)
Items not involving cash:
Amortization of capital assets	51,436	25,352	85,583	50,699	524,372
Amortization of intangible assets	265,136	633,050	530,271	1,266,101	3,850,229
Impairment of intangible asset	–	–	–	–	1,829,538
Loss on disposal of capital assets	70,143	–	70,143	–	70,143
Loss on marketable securities	–	–	–	–	1,191,329
Unrealized gain on financial instruments	77,251	–	6,874	–	6,874
Stock-based employee compensation	456,659	473,369	1,503,287	992,584	7,656,763
Stock-based consideration	–	–	–	–	292,750
Warrants-based consideration	–	–	–	–	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(427,522)	(193,290)	(410,530)	674,964	(98,829)
Accounts payable, accrued liabilities and deferred revenue	(1,160,302)	(452,558)	(3,355,168)	12,790,945	10,308,186
	(5,147,087)	(7,866,548)	(9,673,737)	(2,276,035)	(99,924,675)

Financing activities:
Issuance of common shares on exercise of warrants	–	–	–	1,875	4,371,555
Repayment of debenture	–	–	–	–	(1,469,425)
Net proceeds from issuance of shares and warrants	–	–	–	–	123,276,729
Issuance of common shares on exercise of options	–	–	–	–	2,516,246
Redemption of preferred shares	–	–	–	–	(2,630,372)
Purchase of shares for cancellation	–	–	–	–	(1,029,679)
	–	–	–	1,875	125,035,054

Investing activities:
Purchase and sale of short-term deposits, net	(3,951,708)	(13,888,114)	15,342,989	20,071,471	(54,187,524)
Proceeds on sale of marketable securities	–	–	–	–	1,404,450
Additions to capital and intangible assets	(35,933)	(66,647)	(35,933)	(68,277)	(613,248)
Proceeds from sale of capital assets	38,996	–	38,996	–	38,996
	(3,948,645)	(13,954,761)	15,346,052	20,003,194	(53,357,326)

Increase (decrease) in cash and cash equivalents	(9,095,732)	(21,821,309)	5,672,315	17,729,034	(28,246,947)
Net cash assumed on acquisition	–	–	–	–	39,766,613
Cash and cash equivalents, beginning of period	20,615,398	42,285,660	5,847,351	2,735,317	–
Cash and cash equivalents, end of period	$11,519,666	$20,464,351	$11,519,666	$20,464,351	$11,519,666

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)

Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$–	$–	$–	$–	$11,326,981
Issuance of common shares on Eximias acquisition	–	–	–	–	35,063,171
Issuance of common shares in exchange for licensed patents	–	–	–	–	100,000